UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 27, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1H11 IFRS Results

July 27th, 2011

Santander

Main Ideas – Results of 1H11

1 Commercial Expansion:
- ✓ Growth of 488 thousand current accounts in 12 months
- ✓ Opening of 176 new branches in 12 months
- ✓ Employees grew from 51,789 to 53,361 in 12 months

2 Double-digit growth in volume of business:
- ✓ Expanded Credit portfolio: 18.5%
- ✓ Funding from Clients[1]: 28.3%

3 Total revenues grew at 9.5% in twelve months and 3.1% in three months, with a better quality of net interest income supported by an increase in revenues from clients of 16% (1H11 vs. 1H10)

4 General Expenses[2] grew at 9.2% in 12 months and 0.3% in the quarter

5 Increase in Allowance for Loan Losses of 11.8% in three months and Delinquency Over 90 BR GAAP grew 30 b.p., with a comfortable level of coverage ratio

6 Net profit of R$ 4.2 billion in 1H11 (+18% *versus* 1H10)

1.Does not consider assets under management.
2. Does not includes Depreciation and Amortization.

Table of Contents

Macroeconomic Scenario


GDP (Y-o-Y growth %)
6.1
5.2
-0.6
7.5
3.7
4.0
2007
2008
2009
2010
2011(e)
2012(e)


Interest Rate - Selic(%)
End of the period
11.25
13.75
8.75
10.75
13.00
13.00
2007
2008
2009
2010
2011(e)
2012(e)


Inflation (IPCA %)
4.5
5.9
4.3
5.9
6.1
6.0
2007
2008
2009
2010
2011(e)
2012(e)


Exchange Rate – (R$/US$)
End of the period
1.77
2.34
1.74
1.67
1.55
1.55
2007
2008
2009
2010
2011(e)
2012(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research Estimates

Santander

Macro-prudential measures

1 Dec/10

Reserve requirement increase:

Withdrew R$ 70 billion of liquidity from the market

2 Dec/10

Capital requirement increase

Doubling the requirement for long-term payroll and auto loans operations to individuals

3 Apr/11

Increase in IOF rates

for consumer credit

4 Jun/11

Minimum payment for credit card bill

From 10% to 15% in June 2011 and to 20% in December 2011

5

Restriction on short-term inflow of foreign capital by

Apr/11
- increasing the IOF

Jul/11
- tax and imposing reserve requirements on short dollar positions (above a limit of US$ 1 billion or of the bank's capital base)

Table of Contents

Santander Brasil is the 3rd **private bank** in total assets, with a wide **geographic diversification** and **global scale** to compete and to grow...

We're expanding our capillarity and strengthening our distribution platform...

- **53.4 thousand** employees
- **9.3** million of current accounts[1]
- **12%** of market share[2] (branches)
- **2,273** branches (**+41** new branches in 3 months and **+176** in 12 months)
- **1,455** Mini Branches (PABs)
- **18,189** ATMs

	1H11
Credit (R$ million)	171,379
Deposits[3] + Funds (R$ million)	288,024

	1H11
Profit before tax (R$ MM)	5,407
Net Profit (R$ MM)	4,154

1. Current accounts within 30 days, according to Central Bank.
2. Refered to the 6 major banks in Brazil.
3. Debentures repurchase agreement, Real Estate Credit Notes (LCI),Agribusiness Credit Notes (LCA) and *Letras Financeiras*.

Santander

Santander Acquiring: we're the first Bank to combine acquiring services and financial services

ACQUIRING SERVICES / FINANCIAL SERVICES

	2Q11	Target 2012	(%)[1]
Affiliated Merchants (thousand)	155.2	300	52%
New Accounts (thousand)	37.6	150	25%

Highly attractive value added to the segment SMEs

		2010	1H11
CREDIT	Revenues (R$ MM) Transactions (MM)	• 1,249 ✓ 12.3	• 2,441 ✓ 23.1
DEBIT	Revenues (R$ MM) Transactions (MM)	• 740 ✓ 14.4	• 1,420 ✓ 27.4
TOTAL	Revenues(R$ MM) Transactions (MM)	• 1,990 ✓ 26.8	• 3,861 ✓ 50.5

... And we're focusing on partnerships to improve our business...

- ✓ Cards
- ✓ Consumer Finance
- ✓ Insurance
- ✓ Mortgage

1. Percentage achieved of the target

Managerial Loan Portfolio – IFRS[1]

R$ billion


18.5%
3.9%
155.6
163.9
172.2
177.4
184.4
6.6%
5.4%
5.0%
3.1%
3.9%
jun.10
sep.10
dec.10
mar.11
jun. 11
Expanded Credit portfolio²
Q-o-Q Var.


Corporate 27%
Individuals 33%
SMEs 24%
Consumer Finance 16%

R$ million	Jun.11	Jun.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	56,647	45,910	23.4%	6.0%
Consumer Finance	27,137	26,119	3.9%	0.7%
SMEs	41,034	32,127	27.7%	4.7%
Corporate	46,562	42,373	9.9%	3.4%
Total IFRS	**171,379**	**146,529**	**17.0%**	**4.1%**
Others Transactions[2]	12,983	9,057	43.4%	1.1%
Expanded Credit portfolio[2]	**184,362**	**155,586**	**18.5%**	**3.9%**

1. Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q11
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and portfolios acquired from other banks. Total amount of R$ 3,788 MM in Jun/11 and R$ 3,445 MM in Jun/10

Santander

Managerial Loan Portfolio - BR GAAP[1]

R$ billion


18.3%
3.6%
156.4
164.6
172.8
178.6
185.0
5.9%
5.2%
5.0%
3.4%
3.6%
jun.10
set.10
dez.10
mar.11
jun.11
Expanded Credit Portfolio²
Q-o-Q Variation

SMEs and Individuals YoY Var.


27.2%
22.2%
14.7%
1.3%
jun.10
sep.10
dec.10
mar.11
jun.11
Individuals
SMEs

R$ million	Jun.11	Jun.10	Y-o-Y Variation	Q-o-Q Variation
Individuals	60,213	49,268	22.2%	5.0%
Consumer Finance	30,825	28,554	8.0%	1.9%
SMEs	41,033	32,260	27.2%	4.7%
Corporate	43,770	40,756	7.4%	1.5%
Total BR GAAP	**175,841**	**150,837**	**16.6%**	**3.5%**
Others Credit Risk Transactions [2]	9,195	5,612	63.8%	5.3%
Expanded Credit portfolio[2] BR GAAP	**185,036**	**156,450**	**18.3%**	**3.6%**

1. a) The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures (Aymoré)
   b) Loans for the year 2010 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q11
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes)

Santander

Loan by Products - IFRS

Mortgage, Credit Cards and Payroll Loans are the main highlights

Payroll Loans to Individuals


R$ million
24.2%
11,962
3,445
8,518
14,857
3,788
11,069
10.0%
29.9%
Jun.10
Jun.11
Payroll (excluding portfolio acquired)
Portfolios Acquired

Auto Loans to Individuals


R$ million
3.9%
23,466
24,384
Jun.10
Jun.11

Credit Cards to Individuals


R$ million
32.0%
8,869
11,707
Jun.10
Jun.11

Mortgage


R$ million
34.5%
10,355
4,746
5,609
13,925
6,278
7,647
32.3%
36.3%
Jun.10
Jun.11
Individuals
Corporate

Santander

Deposits and Assets Under Management (AUM)


R$ billion
17.2%
1.5%
245.7
256.0
271.2
283.6
288.0
109.5
107.3
111.3
115.4
113.2
136.3
148.7
159.9
168.2
174.8
Jun.10
Sep.10
Dec.10
Mar.11
Jun.11
Funding from Clients
AUM


Demand
5%
Savings
11%
Time
27%
Debêntures/
LCI/LCA¹
13%
Letras
Financeiras²
5%
AUM
39%

R$ million	Jun.11	Jun.10	Y-o-Y Variation	Q-o-Q Variation
Demand	13,916	13,888	0.2%	-9.3%
Savings	30,299	26,721	13.4%	0.3%
Time	76,890	60,051	28.0%	4.6%
Others[1]	38,840	35,084	10.7%	1,3%
Letras Financeiras[2]	14,883	512	n.a.	36,7%
Funding from Clients	**174,828**	**136,256**	**28.3%**	**3.9%**
AUM	113,196	109,493	3.4%	-1.9%
Total Funding	**288,024**	**245,749**	**17.2%**	**1.5%**

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
2. Bonds issued by Financial Institution on the domestic market

Table of Contents

Results IFRS: Net profit before tax and Net profit evolution

1H11 net profit before tax rose 21% in 12 months

R$ million



20.7%
4,481
5,407
1H10
1H11



16.2%
-1.5%
2,309
2,724
2,683
2Q10
1Q11
2Q11

1H11 net profit rose 18% in 12 months

R$ million



17.7%
3,529
4,154
1H10
1H11



18.0%
0.6%
1,766
2,071
2,083
2Q10
1Q11
2Q11

Total Revenues

R$ Million



12.4%
3.1%
7,974
257
1,710
6,007
8,343
380
1,776
6,187
8.362
137
1,726
6,499
8,690
269
1,782
6,639
8,959
333
1,866
6,760
2Q10
3Q10
4Q10
1Q11
2Q11
Net Interest Income[1]
Net Fees
Others[2]

	1H11	1H10	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income[1]	13,399	11,959	12.0%	1.8%
Net Fees	3,648	3,332	9.5%	4.7%
Subtotal	**17,047**	**15,291**	**11.5%**	**2.4%**
Others[2]	602	834	-27.8%	23.6%
Total Revenues	**17,649**	**16,125**	**9.5%**	**3.1%**

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. 2. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Other Operational Revenues (expenses) + Others

Santander

Net Interest Income[1]



Selic[2]
9.94%
10.66%
10.66%
11.62%
12.10%
YoY Var.
13%
-12%
19%
20%
81%
24%
76%
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,007
6.187
6.499
6,639
6,760
1,439
1.425
1.604
1,492
1,270
209
255
281
275
291
4,359
4,508
4,615
4,871
5,198
2Q10
3Q10
4Q10
1Q11
2Q11
Credit
Deposits
Non-Interest bearing liabilities and others

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Interest rates (average) Selic

Santander

Revenues from Clients Evolution


17.2%
+4.6%
+4.2%
+1.3%
+4.6%
+6.2%
6,003
6,278
6,538
6,622
6,929
7,355
1,622
1,710
1,776
1,726
1,782
1,866
208
209
255
281
275
291
4,173
4,359
4,508
4,615
4,871
5,198
mar.10
jun.10
sep.10
dec.10
mar.11
jun.11
16.3%
12,281
14,284
3,332
3,648
416
566
8,533
10,070
1H10
1H11
Quarterly Variation
Net Interest Income Credit
Net Interest Income Deposits
Net Fees

Santander

Net Fees

R$ Million


9.1%
4.7%
1,710
1,776
1,726
1,782
1,866
2Q10
3Q10
4Q10
1Q11
2Q11

	1H11	1H10	Y-o-Y Variation	Q-o-Q Variation
Banking fees	1,125	1,187	-5.2%	5.9%
Insurance and Capitalization	917	594	54.3%	-10.8%
Asset Management and Pension Funds	586	539	8.7%	-2.0%
Credit and Debit Cards	635	441	44.0%	3.9%
Collection services	243	252	-3.9%	2.1%
Capital Market	206	233	-11.7%	98.5%
Trade (COMEX)	206	225	-8.5%	16.0%
Others[1]	(269)	(140)	91.9%	-8.2%
Net Fees	**3,648**	**3,332**	**9.5%**	**4.7%**

1. Include taxes and others

Allowance for Loan Losses[1] - IFRS

R$ Million



-3.8%
11.8%
2,393
1,961
1,907
2,059
2,301
2Q10
3Q10
4Q10
1Q11
2Q11

	1H11	1H10	Y-o-Y Variation	Q-o-Q Variation
Allowance for loan losses	4,360	4,915	-11.3%	11.8%

1. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander and recoveries of loans previously written off

Santander

Total Revenues Net of Allowance for Loan Losses

R$ Million



19.3%
0.4%
5,581
6,382
6,456
6,631
6,658
7,974
8,343
8,363
8,690
8,959
(2,393)
(1,961)
(1,907)
(2,059)
(2,301)
2Q10
3Q10
4Q10
1Q11
2Q11
Total Revenues¹
Allowance for loan losses²

	1H11	1H10	Y-o-Y Variation	Q-o-Q Variation
Total Revenues[1]	17,649	16,125	9.5%	3.1%
Allowance for loan losses[2]	(4,360)	(4,915)	-11.3%	11.8%
Total Revenues Net of Allowance for loan losses	**13,289**	**11,210**	**18.6%**	**0.4%**

1. Net Interest Income + Net Fees + Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes recoveries of written-off credits. Considers Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.

Santander

General Expenses and Amortization

R$ Million


8.4%
0.8%
3,067
3,158
3,301
3,297
3,324
293
309
349
338
357
2,774
2,849
2,952
2,959
2,967
2Q10
3Q10
4Q10
1Q11
2Q11
Depreciation and Amortization
General Expenses

	1H11	1H10	Y-o-Y Variation	Q-o-Q Variation
Other General Expenses	2,729	2,657	2.7%	3.2%
Personnel Expenses	3,197	2,772	15.3%	-2.2%
General Expenses	**5,926**	**5,429**	**9.2%**	**0.3%**
Depreciation and Amortization	695	579	20.0%	5.6%
Total	**6,621**	**6,008**	**10.2%**	**0.8%**

Quality of Loan Portfolio - IFRS

Delinquency ratio[1] (%)


8.2
7.9
7.6
7.9
8.6
6.6
6.1
5.8
6.1
6.7
5.1
4.5
4.3
4.5
4.9
jun.10
sep.10
dec.10
mar.11
jun.11
Individuals
Corporate
Total

Coverage ratio[2] (%)


102%
101%
98%
98%
92%
2Q10
3Q10
4Q10
1Q11
2Q11

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / nonperforming loans over 90 days + performing loans with high delinquency risk

Santander

Quality of Loan Portfolio - BR GAAP


Delinquency Over 90[1] (%)
6.7
6.2
5.8
5.9
6.4
4.7
4.2
3.9
4.0
4.3
3.0
2.5
2.2
2.4
2.5
jun.10 sep.10 dec.10 mar.11 jun.11
Individuals Corporate Total


NPL Over 60[2] (%)
8.0
7.4
6.9
7.3
7.9
5.6
5.0
4.7
5.0
5.2
3.6
2.9
2.7
3.0
2.9
jun.10 sep.10 dec.10 mar.11 jun.11
Individuals Corporate Total


Coverage Ratio Over 90[3]
128%
133%
137%
142%
143%
2Q10 3Q10 4Q10 1Q11 2Q11

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Santander

Performance Ratios - IFRS

Efficiency Ratio[1] (%)


-0.1 p.p.
33.7
33.6
1H10
1H11

Recurrence[2] (%)


+0.2 p.p.
61.4
61.6
1H10
1H11

ROAA[3] (%)


-0.1 p.p.
2,2
2,1
1H10
1H11

ROAE (adjusted)[4] (%)


+1.3 p.p.
16.7
18.0
1H10
1H11

BIS[4] (%)


-2.0 p.p.
23,4
21,4
TIER II
3.7
2.9
TIER I
19.7
18.6
Jun.10
Jun.11

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Net Fee/General Expenses excluding amortization
3. Net Profit / Average Assets
4. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Table of Contents

Main Ideas – Results of 1H11

1 **Commercial Expansion:**
- ✓ Growth of 488 thousand current accounts in 12 months
- ✓ Opening of 176 new branches in 12 months
- ✓ Employees grew from 51,789 to 53,361 in 12 months

2 **Double-digit growth in volume of business:**
- ✓ Expanded Credit portfolio: 18.5%
- ✓ Funding from Clients[1]: 28.3%

3 **Total revenues grew at 9.5% in twelve months and 3.1% in three months, with a better quality of net interest income. Increase in revenues from clients of 16% (1H11 *vs.* 1H10)**

4 **General Expenses[2] grew at 9.2% in 12 months and 0.3% in the quarter**

5 **Increase in Allowance for Loan Losses of 11.8% in three months and Delinquency Over 90 BR GAAP grew 30 b.p., with a comfortable level of coverage ratio**

6 **Net profit of R$ 4.2 billion in 1H11** (+18% versus 1H10)

1.Does not consider assets under management.
2: Does not include Depreciation and Amortization.

ANNEXES

- Income Statement and Balance Sheet – IFRS
- Income Statement – BR GAAP

Quarterly Managerial[1] Income Statement – IFRS

R$ million

Income Statement	1Q10	2Q10	3Q10	4Q10	1Q11	2Q11
- Interest and Similar Income	9,278	9,839	10,603	11,189	11,802	12,683
- Interest Expense and Similar	(3,326)	(3,832)	(4,416)	(4,690)	(5,163)	(5,923)
Interest Income	**5,952**	**6,007**	**6,187**	**6,499**	**6,639**	**6,760**
Income from Equity Instruments	4	14	2	32	5	45
Income from Companies Accounted for by the Equity	10	13	11	10	18	15
Net Fee	1,622	1,710	1,776	1,726	1,782	1,866
- Fees Income	1,841	1,929	2,029	2,034	2,089	2,167
- Fees Expenses	(219)	(219)	(253)	(308)	(307)	(301)
Gain/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	608	290	472	233	275	420
Other Operating Income (Expenses)	(45)	(60)	(105)	(138)	(29)	(147)
Total Income	**8,151**	**7,974**	**8,343**	**8,362**	**8,690**	**8,959**
General Expenses	(2,655)	(2,774)	(2,849)	(2,952)	(2,959)	(2,967)
- Administrative Expenses	(1,300)	(1,357)	(1,373)	(1,274)	(1,343)	(1,386)
- Personnel Expenses	(1,355)	(1,417)	(1,476)	(1,678)	(1,616)	(1,581)
Depreciation and Amortization	(286)	(293)	(309)	(349)	(338)	(357)
Provision (net)[2]	(629)	(290)	(674)	(381)	(630)	(624)
Impairment Losses on Financial Assets (net)	(2,526)	(2,356)	(1,968)	(1,955)	(2,068)	(2,306)
- Allowance for Loan Losses[3]	(2,522)	(2,393)	(1,961)	(1,907)	(2,059)	(2,301)
- Impairment Losses on Other Assets	(4)	37	(7)	(48)	(9)	(5)
Net Gains on Disposal of Assets	117	48	35	(60)	29	(22)
Net Profit before taxes	**2,172**	**2,309**	**2,578**	**2,665**	**2,724**	**2,683**
Income Taxes	(409)	(543)	(643)	(747)	(653)	(600)
Net Profit	**1,763**	**1,766**	**1,935**	**1,918**	**2,071**	**2,083**

1. Does not consider the fiscal effect of Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Managerial[1] Income Statement – IFRS

R$ million

Income Statement	1H11	1H10	Y-o-Y Var. ABS	Y-o-Y Var. %
- Interest and Similar Income	24,485	19,117	5,368	28.1%
- Interest Expense and Similar	(11,086)	(7,158)	(3,928)	54.9%
Interest Income	**13,399**	**11,959**	**1,440**	**12.0%**
Income from Equity Instruments	50	18	32	177.8%
Income from Companies Accounted for by the Equity	33	23	10	43.5%
Net Fee	3,648	3,332	316	9.5%
- Fees Income	4,256	3,770	486	12.9%
- Fees Expenses	(608)	(438)	(170)	38.8%
Gain/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	695	898	(203)	-22.6%
Other Operating Income (Expenses)	(176)	(105)	(71)	67.6%
Total Income	**17,649**	**16,125**	**1,524**	**9.5%**
General Expenses	(5,926)	(5,429)	(497)	9.2%
- Administrative Expenses	(2,729)	(2,657)	(72)	2.7%
- Personnel Expenses	(3,197)	(2,772)	(425)	15.3%
Depreciation and Amortization	(695)	(579)	(116)	20.0%
Provision (net)[2]	(1,254)	(919)	(335)	36.5%
Impairment Losses on Financial Assets (net)	(4,374)	(4,882)	508	-10.4%
- Allowance for Loan Losses[3]	(4,360)	(4,915)	555	-11.3%
- Impairment Losses on Other Assets	(14)	33	(47)	-142.4%
Net Gains on Disposal of Assets	7	165	(158)	-95.8%
Net Profit before taxes	**5,407**	**4,481**	**926**	**20.7%**
Income Taxes	(1,253)	(952)	(301)	31.7%
Net Profit	**4,154**	**3,529**	**625**	**17.7%**

1. Does not consider the fiscal effect of Cayman hedge and considers and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Balance Sheet - Total Assets – IFRS

R$ million

Assets	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11
Cash and Balances with the Brazilian Central Bank	42,344	53,361	56,800	57,443	62,659
Financial Assets Held for Trading	35,902	23,738	24,821	23,541	31,400
Other Financial Assets at Fair Value Through Profit or Loss	16,213	16,665	17,939	18,105	18,402
Available-for-Sale Financial Assets	42,579	40,627	47,206	52,171	55,680
Loans and Receivables	156,804	169,250	174,107	178,758	182,637
- Loans and advances to credit institutions	20,282	24,771	22,659	23,914	21,674
- Loans and advances to customers	146,308	153,994	160,559	164,597	171,379
- Debt instruments	-	-	81	79	79
- Impairment losses	(9,786)	(9,515)	(9,192)	(9,832)	(10,495)
Tangible Assets	3,977	4,212	4,518	4,576	4,578
Intagible Assets	31,630	31,667	31,962	31,949	32,080
- Goodwill	28,312	28,312	28,312	28,312	28,312
- Others	3,318	3,355	3,650	3,637	3,768
Tax Assets	15,250	15,258	14,842	14,343	15,453
Other Assets	2,547	2,853	2,468	3,102	3,981
- Hedging Derivatives	107	104	116	128	105
- Non-current Assets for Sale	93	86	67	65	47
- Investments in Associates	429	440	371	394	404
- Others Assets	1,918	2,223	1,914	2,515	3,425
Total Assets	**347,246**	**357,631**	**374,663**	**383,988**	**406,870**

Balance Sheet – Total Liabilities and Equity – IFRS

R$ million

Liabilities	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11
Financial Liabilities Held for Trading	4,668	5,014	4,785	4,898	5,337
Other financial Liabilities at Fair Value Through Profit or Loss	232,373	237,859	253,341	261,011	280,311
- Deposits from the Brazilian Central Bank	-	-	-	-	-
- Deposits from credit institutions	47,784	41,361	42,392	36,995	45,700
- Customer deposits	150,378	159,426	167,949	174,423	176,806
- Marketable debt securities	12,168	14,944	20,087	26,907	32,590
- Subordinated liabilities	10,082	9,432	9,695	9,974	10,276
- Other financial liabilities	11,961	12,696	13,218	12,712	14,939
Liabilities for Insurance Contracts	16,693	17,893	19,643	20,179	20,517
Provisions[1]	9,662	9,910	9,395	9,010	9,371
Tax Liabilities	9,199	10,047	10,530	10,590	12,131
Other Liabilities	3,032	3,829	3,605	3,584	3,923
- Hedging Derivatives	42	17	-	-	1
- Other Liabilities	2,988	3,812	3,605	3,584	3,922
- Other Financial Liabilities at Fair Value	2	-	-	-	-
Total Liabilities	**275,627**	**284,552**	**301,299**	**309,272**	**331,590**
Total Equity	**71,619**	**73,079**	**73,364**	**74,716**	**75,280**
Total Liabilities and Equity	**347,246**	**357,631**	**374,663**	**383,988**	**406,870**

1: Includes provision for pension and contingencies

Santander

Reconciliation IFRS x BRGAAP

R$ Million	1H10	1H11
BR GAAP Net Profit	**2,016**	**1,824**
- Reversal of Goodwill amortization / Others	1,658	1,582
- PPA amortization	(67)	41
- Others	(78)	707
IFRS Net profit	**3,529**	**4,154**

Managerial[1] Income Statement – BR GAAP

R$ Million

	1H11	1H10	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income	13,552	12,162	11.4%	-0.4%
Allowance for Loan Losses	(4,692)	(4,220)	11.2%	19.1%
Net Fees[2]	4,376	3,726	17.4%	4.3%
General Expenses[3]	(6,947)	(6,306)	10.2%	-0.2%
Tax Expenses	(1,398)	(1,112)	25.8%	10.3%
Other Income (Expenses)[4]	(1,514)	(613)	146.8%	-15.7%
Managerial Net Profit	**3,376**	**3,637**	**-7.2%**	**-15.2%**
Net Profit	**1,824**	**2,016**	**-9.5%**	**-19.9%**

1. Excludes amortization of goodwill. Includes the Cayman tax reclassification, interest on emissions, recoveries of written-off credits and Leasing's accounting standardization proceeding occurred during the system integration of Banco Real and Banco Santander.
2. Considers Income from Services Rendered and Income from Banking Fees
3. Considers Personnel Expenses, Other Administrative Expenses, and Profit Sharing
4. Considers Other Operating Income (expenses) and Nonoperating (expenses) income

Santander

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 10º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

SANB11 NÍVEL 2 BM&FBOVESPA BSBR LISTED NYSE Ibovespa IBrX Índice de Governança Corporativa Trade IGCT